TO SECURITIES EXCHANGE COMMISSION

82-34

SUPPL

RECEIVED

2005 AUG -3

05010185

2005

Santos

www.santos.com

Santos confirms new gas discovery offshore Victoria

Santos Limited, as operator of the VIC/P44 joint venture, confirms that a new gas field has been discovered in the offshore Otway Basin, Victoria, with the drilling of the Henry 1 wildcat exploration well.

Overnight analysis of gas samples acquired by wireline logging has confirmed that the gas is good quality with a similar composition to that at Casino.

The Henry 1 exploration well was drilled to its current total depth of 2032 metres (measured depth) and intersected approximately 21 metres of net gas pay within a 30 metre gross section in the primary objective. A 27.8 metre core was cut in the reservoir with 100% recovery.

"Henry 1 is a very pleasing result especially given its proximity to the Casino development and the good quality of the gas," said Santos Managing Director, Mr John Ellice-Flint.

"We expect the location of the well close to existing infrastructure, combined with our innovative gas contracting for the Casino field, should enable us to commercialise the gas discovered at Henry 1," he said.

To date, three exploration wells have been drilled in the block by the joint venture since Santos acquired its 50% interest in 2001. The third of these, Henry 1, gives a 100% exploration success rate for VIC/P44.

Previous discoveries include the Casino 1 well which discovered commercial volumes of gas in 2002 and the Martha 1 well which yielded gas in 2004 but is still being reviewed regarding its commercial potential.

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

"The success at Henry 1 augurs well for the other prospects we have identified in the region through our ongoing active exploration program," said Mr Ellice-Flint.

Henry 1 is located in VIC/P44, 8.5 kilometres north-west of the Casino gas field which is currently being developed to commence gas supplies early next year under long-term contract to TruEnergy (formerly TXU).

The participants in VIC/P44 are:

Santos Limited (operator)	50%
Peedamullah Petroleum Pty Ltd (AWE)	25%
Mittwell Energy Resources Pty Limited (Mitsui)	25%

8/3

newsrelease

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries
Andrew Seaton
(08) 8218 5157 / 0410 431 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached.

News Release Santos

Henry 1, Otway Basin



Gas pipeline to Adelaide
Horsham
Bendigo
South Australia
Victoria
Hamilton
Melbourne
Geelong
Cobden
Portland
Iona Gas Plant
Port Campbell
VIC/P44
VIC/P51
Martha
Minerva
VIC/L22
Henry 1
Casino
VIC/L24
La Bella
VIC/RL7
Geographe
VIC/P52
Thylacine

Santos

www.santos.com

newsrelease

2 August 2005

Santos confirms new gas discovery offshore Victoria

Santos Limited, as operator of the VIC/P44 joint venture, confirms that a new gas field has been discovered in the offshore Otway Basin, Victoria, with the drilling of the Henry 1 wildcat exploration well.

Overnight analysis of gas samples acquired by wireline logging has confirmed that the gas is good quality with a similar composition to that at Casino.

The Henry 1 exploration well was drilled to its current total depth of 2032 metres (measured depth) and intersected approximately 21 metres of net gas pay within a 30 metre gross section in the primary objective. A 27.8 metre core was cut in the reservoir with 100% recovery.

"Henry 1 is a very pleasing result especially given its proximity to the Casino development and the good quality of the gas," said Santos Managing Director, Mr John Ellice-Flint.

"We expect the location of the well close to existing infrastructure, combined with our innovative gas contracting for the Casino field, should enable us to commercialise the gas discovered at Henry 1," he said.

To date, three exploration wells have been drilled in the block by the joint venture since Santos acquired its 50% interest in 2001. The third of these, Henry 1, gives a 100% exploration success rate for VIC/P44.

Previous discoveries include the Casino 1 well which discovered commercial volumes of gas in 2002 and the Martha 1 well which yielded gas in 2004 but is still being reviewed regarding its commercial potential.

"The success at Henry 1 augurs well for the other prospects we have identified in the region through our ongoing active exploration program," said Mr Ellice-Flint.

Henry 1 is located in VIC/P44, 8.5 kilometres north-west of the Casino gas field which is currently being developed to commence gas supplies early next year under long-term contract to TruEnergy (formerly TXU).

The participants in VIC/P44 are:

Santos Limited (operator)	50%
Peedamullah Petroleum Pty Ltd (AWE)	25%
Mittwell Energy Resources Pty Limited (Mitsui)	25%

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries
Andrew Seaton
(08) 8218 5157 / 0410 431 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached.

Henry 1, Otway Basin


Gas pipeline to Adelaide
Horsham
Bendigo
South Australia
Victoria
Hamilton
Melbourne
Geelong
Cobden
Portland
Iona Gas Plant
Port Campbell
VIC/P44
VIC/P51
Martha
Minerva
VIC/L22
Henry 1
Casino
VIC/L24
La Bella
VIC/RL7
Geographe
Otway Basin
VIC/P52
Thylacine
T/40P
Tasmania
0
100
kilometres
Henry 1
0
5
kilometres
VIC/P44
3
Casino Gas Field
4DW2
Casino 1
5
2
VIC/L24

LEGEND

- Santos Acreage
- Gas Field
- Gas Pipeline


Location Map